[DELETED LOGO]                               NORD PACIFIC LIMITED
                                  201 Third Street NW, Suite 1750
                                           Albuquerque, NM  87102
                                                     505/241-5820
                                               Fax:  505/766-9922


                          NEWS RELEASE

     NORD PACIFIC CLOSES PURCHASE OF TRITTON COPPER PROJECT
 AND ACCEPTS BASIC FINANCING TERM SHEET FOR DEVELOPMENT OF MINE

June 5, 2000                                       OTCBB:   NORPF
                                     Toronto Stock Exchange:  NPF

      Albuquerque, New Mexico - - Nord Pacific Limited announced today it had closed the transaction to purchase the remaining 50% interest in the Tritton copper project, New South Wales, Australia, and that it had accepted a preliminary offer of bank financing to develop the mine. Terms of the purchase agreement with Straits Resources Limited, giving the Company 100% ownership, were previously announced December 17, 1999.
Development plans call for Tritton to be an underground mine producing an average of 18,000 tonnes (40 million pounds) annually of copper in concentrates beginning in 2002 over a mine life exceeding seven years.

      The limited recourse debt financing from Bank of Western Australia Ltd. ("BankWest") would consist of a number of debt and credit support instruments including cash advance facilities of A$35 million (US$20 million); credit facilities for hedging the copper price, the currency exchange rate and the interest rate; and a credit facility to cover statutory bonding requirements. The BankWest financing is conditional on a number of factors, chief among them satisfactory technical review by BankWest's external independent engineer, syndication with other banks and completion of formal documentation. BankWest has provided similar financing for the Company's nearby Girilambone copper mine.

       Commenting on the proposed Tritton financing, chief executive Dr. Pierce Carson stated, "The Company is very pleased to accept this comprehensive term sheet which management anticipates would allow the mine to be developed on a 100% debt basis. The financing reflects the excellent relationship the Company has enjoyed with BankWest for many years and demonstrates the Bank's faith in the Tritton project and in Nord Pacific's management team."

       The Company is currently negotiating agreements with construction and mining contractors to develop the mine. Construction is planned to begin in the fourth quarter of 2000. Allowing twelve months for underground work to reach and develop the upper levels of the orebody, initial production could be expected in the first quarter of 2002.

      Dr. Carson said, "The Tritton mine is key to Nord Pacific's future and is expected to provide continued cash flow from operations as the Girilambone mine approaches the end of its life. The new mine fits well with the Company's strategy to focus on achievable projects that generate cash flow and earnings with an emphasis on copper and precious metals."


                          -   More   -


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      In  addition to the Tritton project, Nord Pacific  owns  an interest in the nearby Girilambone copper mine which has been in production since 1993 and 100% of the Simberi gold development project in Papua New Guinea. Nord Pacific also has a carried interest in the Johnson Camp copper mine in Arizona, owned by the
Company's  28.5%  shareholder, Nord  Resources  Corporation.   In
addition, the Company carries out activities in the United States, Mexico and Canada.

       Safe Harbor Statement under the Private Securities Litigation Act of 1995: The statements contained in this release which are not historical fact are "forward looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results to differ materially from those expressed in such forward looking statements. These factors include, without limitation the risk factors disclosed in the Company's securities filings.

      For information contact:

            Pierce Carson, President and Chief Executive Officer
            (505) 241-5820
            Website:    www.nordpacific.com